

Mail Stop 3561

August 19, 2016

Mr. Luca D'Agnese
Chief Executive Officer
Enersis Américas S.A.

Re: Enersis Américas S.A.
Form 20-F for Fiscal Year Ended December 31, 2015
Response dated July 15, 2016
File No. 001-12440

Dear Mr. D'Agnese:

We have reviewed your response to comment no. 9 in your August 11, 2016 response letter and have the following comment. Please note that the remaining responses contained in your letter are still being evaluated.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment and the remaining responses, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2016 letter.

4. Sector Regulation and Electricity System Operations

Argentina, page F-51

1. We note your response to comment 9. Please explain in detail what consideration was given to classification of funds advanced from CAMMESA outside of operating cash flows given the key terms of such funds. In addition, please supplementally demonstrate why classification outside of operating activities would not represent a material change to your financial statements. We may have further comment.

You may contact Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products